UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab To Consolidate Superbank, Deepening Financial Services Commitment in Indonesia

On May 20, 2026, Grab Holdings Limited (NASDAQ: GRAB) ("Grab") announced that it will consolidate PT Super Bank Indonesia Tbk (IDX: SUPA) ("Superbank") following the transfer of Singtel Alpha Investments Pte. Ltd.'s shareholding in Superbank to GXS Bank Pte. Ltd. ("GXS Bank"), Grab's digital banking subsidiary and joint venture with Singtel. Upon completion of the transfer currently expected in May 2026, Grab's combined direct and indirect shareholding in Superbank will increase to over 50%, and Superbank's financial results will be consolidated into Grab's Financial Services segment.
The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab To Consolidate Superbank, Deepening Financial Services Commitment in Indonesia

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	_/s/ Peter Oey____________________
Date: May 20, 2026		Name: Peter Oey
Title: Chief Financial Officer